Effects of the Increase in Authorized Common Stock

The additional shares of common stock will have the same rights as the presently authorized shares of common stock, including the right to cast one vote per share of common stock. Although the authorization of additional shares will not, in itself, have any effect on the rights of any holder of our common stock, the future issuance of additional shares of common stock (other than by way of a stock split or dividend) would have the effect of diluting the voting rights and could have the effect of diluting earnings per share and book value per share of existing stockholders.

The board of directors expects to issue some or all of the additional shares of common stock authorized by the Amendment or held in reserve for investors for potential future issuance, as needed, for existing obligations as disclosed in the Company's annual and quarterly reports, and our registration statements on Form S-1. It is also possible that some of these additional shares could be used in the future for various other purposes without further stockholder approval, except as such approval may be required in particular cases by our charter documents, applicable law or the rules of any stock exchange or other quotation system on which our securities may then be listed. These purposes may include: conversion of debt to equity, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies, and expanding the Company's business or product lines through the acquisition of other businesses or products.

~~On October 7, 2009, we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Tangiers Investors, LP ("Tangiers") through which the Company may, at its discretion, periodically sell to Tangiers shares of its common stock for a total purchase price of up to $10,000,000. To date, we have drawn $2,506,800 from this facility and issued an aggregate of 130,000,221 shares, leaving $7,493,200 remaining to be drawn if the entire $10,000,000 available to us is to be received. We filed a Registration Statement on Form S-1 on October 14, 2014 to register another 91,224,228 shares for issuance under this facility, and which has not yet become effective. If the Registration Statement on Form S-1 becomes effective, Tangiers may ultimately purchase all, some or none of the 91,224,228 shares of common stock not yet issued but registered in such offering. However, we have the right to control the timing and amount of any sales of our shares to Tangiers and we may terminate the Securities Purchase Agreement at any time at our discretion without any penalty or cost to us. As we may continue to draw down on this facility, we may need to issue a greater number of shares of common stock under the Securities Purchase Agreement, which in turn would expose our existing stockholders to greater dilution.~~

We could also use the additional shares of common stock that will become available pursuant to the Amendment to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. Although the Board's approval of the Amendment was not prompted by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at the Company), nevertheless, stockholders should be aware that the Amendment could facilitate future efforts by us to deter or prevent changes in control of the Company, including transactions in which stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

It is possible that we may have to again increase our Authorized share limit in the future if the current amount is deemed insufficient ~~To illustrate the potential dilution if we are to receive the entire $7,493,200 remaining to be drawn if the entire $10,000,000 available to us from Tangiers is to be received, the following table shows the number of shares that will have to be issued at our current share price, assuming an average maximum discount of 18% if we are to draw the maximum available on each draw, and the number of shares that will need to then be issued if our share price decreases by as much as 75%.~~

	Current share price	25% decrease in share price	50% decrease in share price	75% decrease
~~Share price~~	~~$ 0.00040~~	~~$ 0.00030~~	~~$ 0.00020~~	~~$ 0.00010~~
~~Issuance share price at maximum average 18% discount~~	~~$ 0.00033~~	~~$ 0.00025~~	~~$ 0.00016~~	~~$ 0.00008~~
~~Maximum draw remaining(1)~~	~~$ 7,493,200~~	~~$ 7,493,200~~	~~$ 7,493,200~~	~~$ 7,493,200~~
~~Potential share issuance~~	~~22,845,121,951~~	~~30,460,162,602~~	~~45,690,243,902~~	~~91,380,487,805~~

| Percentage increase from current outstanding shares | -- | 6964% | -- | 9285% | -- | 13928% | -- | 27856% |

(1) The Maximum Draw Remaining assumes that we are able to draw the maximum of $250,000 per advance every 10 trading days. In practice, our advance requests have averaged closer to the minimum of $30,000 rather than the maximum of $250,000. Therefore it is very unlikely that the maximum draw will ever be achieved, and these numbers presented are illustrative of the theoretical possibility pertaining to the maximum draw.